ULTIMUS
Your Fund Matters

FILED VIA EDGAR

April 26, 2011

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Ram Funds
File No. 811-22162

Attached for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940 (the "1940 Act"), is a copy of the Investment Company Asset Protection Bond (the "Bond") for The Ram Funds (the "Trust") under EXHIBIT 99-1.

Also enclosed is a copy of the resolutions which were adopted by the Board of Trustees of the Trust, including a majority of the members thereof who are not "interested persons" (as defined by the 1940 Act) of the Trust, approving the amount, type, form and coverage of the Bond, now in effect for the Registrant under EXHIBIT 99-2.

Premiums for the Bond have been paid for the policy period ending March 31, 2012.

If you have any questions about this filing, please contact the undersigned at (513) 587-3451.

Very truly yours,

/s/ Frank L. Newbauer

Frank L. Newbauer
Secretary

Ultimus Fund Solutions, LLC	225 Pictoria Drive, Suite 450	Phone: 513 587 3400
www.ultimusfundsolutions.com	Cincinnati, Ohio 45246	Fax: 513 587 3450